UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- x   Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Edisun Microgrids, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      April 9, 2013

Physical address of issuer
130 W. Union St., Pasadena, CA 91103

Website of issuer
https://www.edisun.com/

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,189,524	$310,565
Cash & Cash Equivalents	$689,212	$231,027
Accounts Receivable	$410,969	$0
Short-term Debt	$1,243,461	$766,462

Long-term Debt	$0	$0
Revenues/Sales	$1,481,808	$52,024
Cost of Goods Sold	$1,257,617	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$3,387,866	-$3,393,590



April 30, 2018
Annual Report
Exhibit A to Form C-AR

Edisun Microgrids, Inc.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing and developing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2017, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Exhibit B Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $10,195,252 at December 31, 2017. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company commenced principal operations in early 2017 as its first product offering became commercially available and began generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to

continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

The company, having sold Series C Preferred Equity pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.edisun.com/ The company currently has 14 employees.

The Company is located at 130 W. Union St., Pasadena, CA 91103.

The Company's website is https://www.edisun.com/.

The Business

Edisun Microgrids is a technology company dedicated to driving down the cost of solar energy to make clean power more affordable than fossil fuels. We believe solar can be the answer to how the world is going to meet skyrocketing demands for energy because the sun provides thousands of times the energy that the world needs.

The key is making solar cost effective and available on-demand. Edisun has developed technologies that address these problems. Our breakthrough technology is a new solar tracking system named PV Booster™ that points solar panels directly at the sun all day long. By enabling the panels to continuously face the sun, PV Booster increases clean energy production by 30% and improves the economics of solar by 20%. We designed PV Booster to meet the unique needs of the underserved Commercial and Industrial (C&I) rooftop solar market – a trillion dollar opportunity in the US alone. Our PV Booster product is sold directly to developers and installers of solar on commercial & industrial rooftops and carports.

Our Baseload Solar product uses our sun-tracking technology to concentrate sunlight which produces high-temperature solar energy. Then, with our proprietary energy storage technology, we can make solar generated electricity available 24 hours a day. This means that, for the first time ever, we can produce dispatchable or on-demand solar electricity at a price competitive with fossil fuels. Our Baseload Solar product will be sold to developers and independent power producers around the world.

Edisun has already received over $1.1 million in PV Booster orders and will be powering the largest rooftop tracker installation in the world. We've also signed a $10 million, 10-year licensing agreement with a company in China for our proprietary technologies. We are also pursuing other opportunities to license our technology for use in South America, Mexico and Africa.

We are now scaling globally and are very excited to find partners, distributors, and investors to help us take these new capabilities to the whole planet.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have generated substantial net losses and negative operating cash flows since our inception as part of the development of our business. We have generated substantial net losses and negative cash flows from operating activities since we commenced operations. We have incurred losses of approximately $10.2 million from our inception through December 31, 2016. For the year ended December 31, 2016, we incurred a net loss of approximately $3.4 million. Before achieving profitability we will generate continued losses. Our costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, our net losses and accumulated deficit could increase significantly and the value of our stock could decline**.**

Our proprietary technology has a limited history and may perform below expectations. We use proprietary technology that has not been previously implemented on customer projects, and we may experience technological problems that we are unable to foresee. If the implementation of our proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using our systems and may result in additional payments, deductions or defaults under our agreements. In addition, there is a lack of long-term reliability data for our proprietary system. Actual long-term performance of these projects, may fall short of expectations. Our equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for our Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under our agreements.

We depend on third-party suppliers for the supply of materials and components for our products. For example, the Company depends on Cool Energy, Inc. for its supply of heat engines. Cool Energy or our other suppliers may experience product development, resource and funding constraints that could impact their ability to supply components in a timely manner, if at all. Any of these suppliers could stop producing our components or supplying our raw materials, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors. As a result, these suppliers could stop selling to us at commercially reasonable prices, or at all. Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance. Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Edisun faces competition from other companies in the solar energy space. Existing companies that engage in the tracker and energy generation business or are within the broader solar space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Edisun's growth.

Edisun's success is dependent on market adoption of solar energy. The market for solar energy adoption is still nascent. Fluctuations in the price of other fossil fuel and other alternative energy resources, the introduction of new energy technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue.

Our operations depend in part on the success of our strategic relationships with third parties. A key component of our strategy is to develop or expand our strategic relationships with third parties. For example, we have entered into a 10-year licensing agreement with a company in China for our proprietary technologies. Identifying partners and negotiating relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to operate our business could be impaired. Even if we are able to establish these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully benefit our business and expand our customer base. Any of these third parties we work with could also face their own funding challenges or operational constraints and could cease operations. This would limit our potential and our opportunities to generate revenue or cash receipts.

We plan to operate in China and other parts of the world. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions. Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws. If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and

remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are reliant upon our CEO, Bill Gross, to provide leadership to the company. However, he is involved with other startups and endeavors. By dividing his attention, he may not be able to devote the necessary time to Edisun for the Company to hit its projections and grow at its optimal rate. We are also reliant upon our engineering team to support our current products as well as develop new ones.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Edisun's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and China. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has outstanding liabilities. The Company owes (i) An existing investor $75k in outstanding notes secured by accounts receivable and (ii) Idealab $398K in outstanding notes secured by accounts receivable.

We may be required to secure additional loans or bridge funding. We experience a mismatch between the timing of our cash collections and payables. This mismatch must be financed through indebtedness or equity capital. Our financing needs may also increase due to unanticipated cost increases due to such factors as increases in the quantity or costs of labor or materials. As a result of these and other factors we may be required to secure a loan or equity bridge funding to meet our commitments.

The Company's financial statements include a "going concern" note. The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $10,195,252 at December 31, 2017. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company commenced principal operations in early 2017 as its first product offering became commercially available and began generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

BUSINESS

Description of the Business
Since inception Edisun Microgrids has developed a suite of technologies that will solve big problems facing the solar industry, such as high costs, lack of storage, and problems caused by intermittent generation. By solving these, Edisun can drive down the cost of solar to a level that competes with conventional power generation. We believe this will significantly accelerate the widespread, global adoption of solar.

Business Plan

Edisun Microgrids is a technology company dedicated to driving down the cost of solar energy to make clean power more affordable than fossil fuels. We believe solar can be the answer to how the world is going to meet skyrocketing demands for energy because the sun provides thousands of times the energy that the world needs.

The key is making solar cost effective and available on-demand. Edisun has developed technologies that address these problems. Our breakthrough technology is a new solar tracking system named PV Booster™ that points solar panels directly at the sun all day long. By enabling the panels to continuously face the sun, PV Booster increases clean energy production by 30% and improves the economics of solar by 20%. We designed PV Booster to meet the unique needs of the underserved Commercial and Industrial (C&I) rooftop solar market – a trillion dollar opportunity in the US alone. Our PV Booster product is sold directly to developers and installers of solar on commercial & industrial rooftops and carports.

Our Baseload Solar product uses our sun-tracking technology to concentrate sunlight which produces high-temperature solar energy. Then, with our proprietary energy storage technology, we can make solar generated electricity available 24 hours a day. This means that, for the first time ever, we can produce dispatchable or on-demand solar electricity at a price competitive with fossil fuels. Our Baseload Solar product will be sold to developers and independent power producers around the world.

Edisun has already received over $1.1 million in PV Booster orders and will be powering the largest rooftop tracker installation in the world. We've also struck a $10 million, 10-year licensing agreement with a company in China for our proprietary technologies. We are also pursuing other opportunities to license our technology for use in South America, Mexico and Africa.

We are now scaling globally and are very excited to find partners, distributors, and investors to help us take these new capabilities to the whole planet.

The Company's Products and/or Services

Product / Service	Description	Current Market
PV Booster	PV Booster is a dual-axis solar tracker strategically designed and built for the commercial and industrial rooftop sector. PV Booster's transformative technology yields up to 20 percent better solar rooftop economics than conventional fixed-tilt installations.	Commercial & Industrial flat rooftops and carports designed for use with PV Booster. Also usable in ground-mount applications
Baseload Solar	Baseload Solar is Edisun's solar power and storage system utilizing our proprietary concentrated solar power technology. Baseload Solar will be able to provide power, day and night, for half the cost of existing technology systems.	Will be market for power generation using renewables and storage

We have next generation versions of our products and some new products under development.

Competition
PV Booster is a unique product in the market. To our knowledge, no other company offers a 2-axis PV tracker which can be installed on a standard commercial rooftop and is wind code compliant. For Baseload Solar, we have a strong base of proprietary knowledge around our feedback control system and the small, modular thermal system design. This allows a faster scale-up to production systems. We have an exclusive license with our heat engine supplier where the product design is best-in-class performance, reliability, and cost. Our system's

modularity and easy implementation provide an advantage over competing products which are large and require capital-intensive construction projects. We believe this product can be offered to the market at less than half the cost and half the installation time of competing systems.

Customer Base

The initial commercial/industrial solar projects for our PV Booster product take 6-9 months to acquire. However, as we achieve market penetration, we expect the majority of our customers to seek us out as a solution for projects that need better economics to be completed. Our projects vary in size from $250K –$2m. with larger projects being more profitable.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US9477065B1	Heliostat array	A heliostat array comprising a modular grid is disclosed. The array comprises a plurality of grid members; a plurality of stanchions connected to six of the plurality of the grid members; a plurality of heliostats mounted on stanchions and grid members. Each stanchion may consist of a threaded rod and locking mechanism for rigidly affixing the six grid members to the threaded rod. Each of the plurality of heliostats comprises a mirror, a circular track, and a carousel for rotating the mirror about the circular track. The circular track is concentric with a stanchion and mounted to three grid members that are 120 degrees apart. Each of the carousels may be operably coupled to and biased toward the corresponding circular track.	December 4, 2015	October 25, 2016	United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87148405	Photovoltaic solar panels for the production of electricity; solar arrays, namely, photovoltaic solar modules for production of electricity; solar energy systems comprising photovoltaic solar panels for the production of electricity; solar energy systems comprised primarily of solar panels for the production of electricity and also including automatic solar tracking sensors and electronic controllers, mounts, and washer for cleaning the panels; electronic tracking controllers for controlling photovoltaic solar panels for the production of electricity and electronic mechanisms in the nature of closed-loop controller for orienting solar panels	PV BOOSTER	23-Aug-16	N.A.	US
23679536; 23679535; 23679534	Design, engineering, manufacture, assembly, installation, maintenance, and repair of solar energy power plants, solar receivers, heliostat arrays,	EDISUN MICROGRIDS	May-17	N.A.	China

		mechanisms for tracking the sun, mechanisms for orienting heliostats, heat engines, and thermal energy storage devices.				

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Cool Energy, Inc.	Edisun Microgrids, Inc.	Licensee shall have the right and license to use the Licensor's proprietary technology (including patents), confidential information, and know-how in assembly and manufacturing processes required to make, have made, use, offer to sell and distribute the Products	March 16, 2024

Litigation
None

Other
The Company's principal address is 130 W. Union St., Pasadena, CA 91103

The Company has the following additional addresses: None

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bill Gross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Bill Gross is CEO and founder of Edisun Microgrids. Mr. Gross has been CEO since January 2016 and was also CEO from May 2013 to January 2015. Mr Gross has also been a Director of the Company since April 2013 and was appointed Chairman of the Board in January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bill Gross has been CEO of Edisun Microgrids since January 2016 and was also CEO from May 2013 to January 2015. Mr. Gross has also been CEO of Idealab since March 1996. Mr Gross has more than 40 years experience in conceiving and starting new technology companies beginning when he was just a teenager. While in college at the California Institute of Technology, Mr. Gross founded GNP development which was acquired by Lotus Development (now owned by IBM). While in his 20's. Mr. Gross founded Knowledge Adventure which was acquired by Vivendi. In 1996, filled with ideas, Bill decided to start his dream laboratory – a company "incubator" – modeled after Thomas Edison's lab. Named Idealab, the company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 21st anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 45 successful IPOs and acquisitions. Bill has also started multiple solar energy companies, including RayTracker, and

Thermata, each of which was successfully acquired by leaders in the field. Mr. Gross holds a B.S. from the California Institute of Technology.

Name
Carl Sheldon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Carl Sheldon has been a Director of the Company since February 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carl Sheldon has been the founding partner of Bellnote Partners LLC, a private investment firm, since March 2017. Mr. Sheldon served as a member of the Board of Directors of Abu Dhabi National Energy Company PJSC from April 2010 to April 2014, He served as the Chief Executive Officer Abu Dhabi National Energy Company PJSC from October 26, 2011 to April 2014. He served as the General Manager of Abu Dhabi National Energy Company PJSC from October 2009 to October 2011. From April 2008 to October 2009, he served as the Chief Legal Officer and Deputy General Manager of Abu Dhabi National Energy Company PJSC. Prior to this, Mr. Sheldon was a Partner in Allen & Overy LLP from January 1991 to April 2008. Mr. Sheldon was admitted as an Attorney in the State of New York in 1984 and qualified as a solicitor in England and Wales in 1985. Mr. Sheldon holds an M.A. from Cambridge University.

Name
Steven Dietz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Steven Dietz has been a Director of the Company since December 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steven Dietz has been a Managing Partner at Level 4 Collaborative Investors, a venture capital firm, since December 2016 and was a Partner at Upfront Ventures, also a venture capital firm, from its founding in 1996 until July 2016. He has also been a Director of TrueCar, Inc. since 2006. During his career, Mr. Dietz has overseen numerous investments in the technology industry. Mr. Dietz holds a B.S. in Finance from the University of Colorado.

Name
Tom McGovern

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Tom McGovern has been a Director of the Company since May 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Tom McGovern has served as Managing Director of Idealab since January 2012 and sits on various private company boards. Prior to this most recent role, Tom held CEO positions with Idealab operating companies Snap, Perfect Market and Petsmart.com. Tom joined the Idealab family in 1999 from Warner Bros., where most recently he was Senior Vice President of International. In 1996, Tom co-founded the Internet Mall, one of the Internet's earliest marketplaces, which went public as Shopnow. Before joining Warner Bros., Tom was a management consultant

with Management Horizons, a strategy consulting division of Price Waterhouse (now known as PriceWaterhouseCoopers). Tom started his career in the audit division of Price Waterhouse, earning his CPA while serving high technology clients in the San Francisco Bay Area. Tom holds an M.B.A. from the Harvard Business School and a B.S. from the University of Colorado.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bill Gross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Bill Gross is CEO and founder of Edisun Microgrids. Mr. Gross has been CEO since January 2016 and was also CEO from May 2013 to January 2015. Mr Gross has also been a Director of the company since April 2013 and was appointed Chairman of the Board in January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bill Gross has been CEO of Edisun Microgrids since January 2016 and was also CEO from May 2013 to January 2015. Mr. Gross has also been CEO of Idealab since March 1996. Mr Gross has more than 40 years experience in conceiving and starting new technology companies beginning when he was just a teenager. While in college at the California Institute of Technology, Mr. Gross founded GNP development which was acquired by Lotus Development (now owned by IBM). While in his 20's. Mr. Gross founded Knowledge Adventure which was acquired by Vivendi. In 1996, filled with ideas, Bill decided to start his dream laboratory – a company "incubator" – modeled after Thomas Edison's lab. Named Idealab, the company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 21st anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 45 successful IPOs and acquisitions. Bill has also started multiple solar energy companies, including RayTracker, and Thermata, each of which was successfully acquired by leaders in the field. Mr. Gross holds a B.S. from the California Institute of Technology.

Name
Vikas Tuteja

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vikas Tuteja has been Chief Operating Officer of the Company since September 2017. Mr. Tuteja was also VP of Business Development & Finance for the Company from August 2016 till September 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vikas Tuteja has been Chief Operating Officer of the Company since September 2017. Mr. Tuteja was also VP of Business Development & Finance for the Company from August 2016 till September 2017. From January 2015 to August 2016, Mr. Tuteja was acting CFO for Chamness Biodegradables. From August 2014 to December 2014, Mr. Tuteja was Vice President of Keeley Asset Management. Mr. Tuteja has also been a management consultant with

McKinsey & Company. Mr. Tuteja started his career as an engineer with Ford Motor Company. Mr. Tuteja holds an M.B.A. from the Harvard Business School and a B.S. from GMI/Kettering University.

Name
Craig Chrisney

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Craig Chrisney has been CFO and Treasurer of the Company since April 2013.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Craig Chrisney has served as the Chief Financial Officer and Vice President of Idealab since August 2006. From February 2000 to August 2006 Mr. Chrisney served as Idealab's Vice President of Finance and Director of Financial Reporting. Prior to joining the firm, he served as Audit Senior Manager at PricewaterhouseCoopers' Technology, Information, Communications, and Entertainment practice. He holds a B.S. from California Polytechnic State University.

Name
Marcia Goodstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Marcia Goodstein has been Secretary of the Company since April 2013. Ms. Goodstein was also President from April 2013 to September 2017. Ms. Goodstein was also a Director of the Company from April 2013 till May 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Marcia Goodstein is currently the Chief Operating Officer and President of Idealab. Ms. Goodstein co-founded Idealab with Bill Gross in March 1996. Ms. Goodstein is a graduate of Pomona College.

Name
Deborah Chen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deborah Chen has been the Assistant Secretary for the Company since April 2013

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Deborah Chen has served as Idealab's General Counsel since September 2012. Ms. Chen has been with Idealab since February 2000 and previously served as Assistant General Counsel. Prior to joining Idealab, Ms. Chen was with the law firm of Latham & Watkins LLP. Ms. Chen is a former CPA and was with PricewaterhouseCoopers in New York as a Senior Accountant prior to attending law school. Ms. Chen holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from the UCLA School of Law.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with

actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 14 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of December 31, 2017, the Company has issued the following outstanding Securities:

Convertible Preferred Stock
Convertible preferred stock consists of the following:

	Series Seed	Series A	Series B	Series C	Total
Authorized shares:					
December 31, 2017..................	4,000,000	4,779,897	8,587,022	6,279,120	23,646,039
December 31, 2016..................	4,000,000	4,779,897	5,067,534	-	13,847,431
December 31, 2015..................	4,000,000	4,779,897	5,067,534	-	13,847,431
Issued and outstanding shares:					
December 31, 2017..................	4,000,000	4,662,290	8,311,455	1,975,342	18,949,087
December 31, 2016..................	4,000,000	4,662,290	4,964,726	-	13,627,016
December 31, 2015..................	4,000,000	4,662,290	4,530,384	-	13,192,674
Liquidation Preference:					
December 31, 2017.................. $	100,000	$ 2,774,995	$5,740,473	$1,572,945	$10,188,413
December 31, 2016.................. $	100,000	$ 2,774,995	$3,428,987	$ -	$ 6,303,982
December 31, 2015.................. $	100,000	$ 2,774,995	$3,129,000	$ -	$ 6,003,995

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of the convertible preferred stock as of December 31, 2017:

Conversion rights - Each share of preferred stock is convertible, at the holder's option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, both as defined in the Company's Amended and Restated Certificate of Incorporation. At December 31, 2017, the original issue price and conversion price is $0.025, $0.5952, $0.69067 and $0.79629 per share for Series Seed, Series A, Series B, and Series C respectively, such that each share of preferred stock is convertible into Class A common stock on a one to one basis. In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price in effect on the date of such issuance, the conversion price will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti- dilution provisions. Preferred stock will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $20,000,000 at a per share price of not less than the price determined by dividing $100,000,000 by the number of Class A common shares outstanding immediately prior to closing an IPO ("Qualified IPO") or upon the consent of a majority of each series of convertible preferred stock voting as a single class. The Company is required to reserve and keep available, out of its authorized but unissued shares of Class A common stock, 23,646,039 shares for the conversion of Series Seed, Series A, Series B and Series C.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series Seed, Series A, Series B and Series C convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.5952, $0.69067 and $0.79629 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be distributed ratably to the holders of Class A common stock and Special Stock.

A liquidation event is deemed to include the Company's sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company's voting power. The preferred stockholders can waive this "deemed" liquidation preference by a majority vote.

Voting rights - The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company's Amended and Restated Certificate of Incorporation include certain provisions which require a vote of at least a majority of preferred stockholders voting as a single class with respect to certain actions of the Board of Directors including: (1) effecting an amendment or waiver of any of the provisions of the Company's certificate of incorporation or bylaws (including pursuant to a merger); (2) declaring or paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Company's Board of Directors); (6) authorize any debt security in excess of $100,000; (7) effect a change in the size of the Board of Directors, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends - The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board of Directors. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common and Special Stock

The Company is authorized to issue Class A and Class B common stock and Special Stock. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder's actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors. Since the inception of the Company 1 share of Special Stock was held by Idealab Holdings, LLC (see Exhibit B, Note 8 - Related Parties).

The Special Stock can be converted at any time, at the option of the holder, into 1 share of Class A common stock. Upon the closing of a Qualified IPO, the Special Stock will automatically convert into that number of shares of Class B common stock representing 80% of the total voting power of the Company after the public offering (including those shares of Class A stock already held by the holder of the Class B common stock). The Special Stock and Class B common stock will automatically convert into 1 share of Class A common stock upon: (1) the transfer of the Special Stock or Class B common stock to any person or entity other than Idealab or any of its wholly or majority owned subsidiaries or (2) the failure of Idealab or any of its wholly or majority owned subsidiaries to own or control at least 10% of the outstanding shares of Class A common stock of the Company, on an as converted basis. No dividends shall be paid on the Class B common stock or the Special Stock in any year.

The Company incurred $155,064 of legal costs and other fees in connection with the Company's Series C convertible preferred stock financing. These costs have been included as a reduction of convertible preferred stock in the accompanying balance sheet for the year ended December 31, 2017.

In January 2018, the Company's Certificate of Incorporation was amended to authorize the Company to issue up to 60,530,776 shares of stock, designated as 35,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 25,529,775 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock, 8,587,022 shares of Series B convertible preferred stock, 3,139,560 shares of Series C convertible preferred stock and 5,023,296 shares of Series C-1 convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the Series C and Series C-1 preferred stock are similar and are described in Exhibit B, Note 5.

In January 2018, the Company issued 717,974 shares of Series C convertible preferred stock and 627,912 shares of Series C-1 convertible preferred stock at a price of $0.79629 per share. The terms of the Series C convertible preferred stock are described in Exhibit B, Note 5. The terms of the Series C-1 convertible preferred stock are similar to those of the Series C convertible preferred stock.

In January 2018 a former employee of the Company exercised an option to purchase 57,157 shares of Class A common stock and paid the Company the total strike price of $572.

In March 2018 the Company issued 250,000 restricted shares of Class A common stock to a Series C investor which is also an entity controlled by its CEO and a Board member of Idealab. These shares were issued pursuant to an advisory agreement and vest monthly over a period of one year.

In April 2018 the Company issued 313,956 shares of its Series C-1 convertible preferred stock to an investor for $250,000 in cash.

* As of December 31, 2017.

Type of security	Series Seed Preferred Stock
Amount outstanding	4,000,000
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
Percentage ownership of the Company by the holders of such Securities	18.1%

Type of security	Series A Preferred Stock
Amount outstanding	4,662,290
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
Percentage ownership of the Company by the holders of such Securities	21.1%

Type of security	Series B Preferred Stock
Amount outstanding	8,311,455
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single

	class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
Percentage ownership of the Company by the holders of such Securities	37.6%

Type of security	Series C Preferred Stock
Amount outstanding	1,975,342*
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
Percentage ownership of the Company by the holders of such Securities	8.9%

*The below amount is as of December 31st, 2017. The Company conducted a second close in January, 2018. As of April 30, 2018, the current amount of Series C Preferred Stock outstanding is 2,693,316.

Type of security	Special Share
Amount outstanding	1
Voting Rights	In each vote of the stockholders of the Company, including the election of directors, the holder of the Special Stock shall be entitled to cast in the aggregate that number of votes equal to the greater of: (y) such holder's voting power in the Company as otherwise determined without taking into account the Special Stock and (z) the number of votes needed to enable the Idealab Related Parties collectively to vote 80% of the voting power of all outstanding shares of capital stock of the Company. Specific matters submitted to a vote of the stockholders require the approval of the holder of Special Stock or Class B Common Stock.
Anti-Dilution Rights	Weighted average anti-dilution protection
Percentage ownership of the Company by the holders of such Securities	0.0%

Convertible Promissory Notes Payable to Shareholders

2017 Secured Promissory Note Issuances:

In 2017 the Company issued secured promissory notes to two existing shareholders in the aggregate amount of $473,000. The notes bear simple interest at the rate of 1% per month and mature approximately 6 months from the date of issuance. The notes are secured by the Company's accounts receivable and are payable upon collection of specific accounts receivable.

2016 - 2017 Convertible Note Issuances:

In December 2016 and January 2017 the Company issued five notes to shareholders with a total principal balance of $787,102. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and in some cases additional shares of common stock, upon the first private equity sale of at least $500,000 (a "Qualified Financing") at a price per share equal to the lesser of: (1) the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In the case of the latter price being used, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of

common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided
by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan.

In addition, as consideration for entering into the convertible promissory notes, the Company issued the noteholders 783,660 shares of Class A common stock in 2016 and 144,786 shares of Class A common shares in January 2017. The common stock had a total fair value of $46,422 on the respective dates of issuance which has been classified as a discount on the convertible promissory notes payable in the accompanying balance sheet. The debt discount is being amortized to interest expense over the term of the convertible promissory notes payable and therefore is included in interest expense for the year ended December 31, 2017.

In June 2017 these notes and $24,386 of accrued interest were converted into shares of Series B convertible preferred stock. An additional 547,264 Class A common shares were issued to the convertible note holders based on the note terms which included a $10,000,000 pre-money valuation cap upon the next round of financing. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $10,945, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2017. See additional information including the terms of the Series B convertible preferred stock in Exhibit B, Note 5.

2015 Convertible Note Issuances:
In September and October 2015 the Company issued seven notes to shareholders with a total principal balance of $1,558,406. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $3,000,000, including amounts converted for these convertible promissory notes (a "Qualified Financing") at a price per share equal to the lesser of: (1) 90% of the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional options as necessary to achieve an unallocated option pool of at least 20%. In both cases, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

In December 2015 the Company completed its Series B preferred stock financing which met the criteria of a Qualified Financing and converted the aggregate principal balance of the convertible promissory notes plus accrued interest of $20,600 into 2,286,188 shares of Series B preferred stock. Additionally, note holders were issued 254,018 shares of Class A common stock representing the 10% discount to the Series B purchase price. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $22,862, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2015.

Other Promissory Notes

The Company has entered into Note Purchase Agreements to issue senior secured promissory notes for up to $473K (the "Loan Amount"). The Company has entered into a senior secured promissory note under the Note Purchase Agreement with Idealab Holdings, LLC for $398K. The Company has entered into a senior secured promissory note under the Note Purchase Agreement with Idealab Holdings, LLC for $75K. The note earns 1% monthly simple interest and is secured by the Company's accounts receivable. The note is subject to repayment as the accounts receivable are collected or upon closing of the Combined Offerings but in no event later than 4/30/18. The Notes remain outstanding.

Commitments and Contingencies
From time to time the Company may be involved in disputes that have arisen in the ordinary course of business. Management believes the ultimate resolution of these disputes will not have a material adverse impact on the Company's results of operations, financial position or cash flows.

The Company has entered into contractual agreements with certain customers, which include provisions for indemnifying the customer against losses, expenses and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary rights of a third party. Additionally, in the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. The Company has also agreed to indemnify directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of its contractual agreements. To date, the Company has not had to reimburse any of its counterparties for any losses related to these indemnification provisions and no claims are outstanding as of December 31, 2016.
The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Idealab Holdings, LLC	27.5%* as of December 31, 2017

* Though ownership of Special Stock Idealab Holdings, LLC holds an 80% vote

FINANCIAL INFORMATION

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements were not reviewed by a CPA and were not audited.

Operations:
In January 2018, the Company's Certificate of Incorporation was amended to authorize the Company to issue up to 60,530,776 shares of stock, designated as 35,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 25,529,775 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock, 8,587,022 shares of Series B convertible preferred stock, 3,139,560 shares of Series C convertible preferred stock and 5,023,296 shares of Series C-1 convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the Series C and Series C-1 preferred stock are similar and are described in Exhibit B, Note 5.
In January 2018, the Company issued 717,974 shares of Series C convertible preferred stock and 627,912 shares of Series C-1 convertible preferred stock at a price of $0.79629 per share. The terms of the Series C convertible preferred stock are described in Exhibit B, Note 5. The terms of the Series C-1 convertible preferred stock are similar to those of the Series C convertible preferred stock.
In January 2018 a former employee of the Company exercised an option to purchase 57,157 shares of Class A common stock and paid the Company the total strike price of $572.
In March 2018 the Company issued 250,000 restricted shares of Class A common stock to a Series C investor which is also an entity controlled by its CEO and a Board member of Idealab. These shares were issued pursuant to an advisory agreement and vest monthly over a period of one year.
In April 2018 the Company issued 313,956 shares of its Series C-1 convertible preferred stock to an investor for $250,000 in cash.

Liquidity and Capital Resources

We have approximately $689,212 in cash on hand as of April 3, 2018. With a burn rate of $318k per month, this equates to 2.1 months of runway. As of December 31, 2017, our total assets were $1,189,524 and our total liabilities were $1,243,461.

Capital Expenditures and Other Obligations
The Company does intend to make material capital expenditures in the future to further develop its products. In addition, the company is obligated, under its supply agreement with Cool Energy, Inc. to make material license payments in the future.

Other Material Terms
The Company does not have the right to repurchase Series C Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company rents office space and receives a variety of overhead services from Idealab. Such services include accounting, human resources, legal, information technology, marketing and public relations and certain executive services (the Chief Executive Officer of Idealab also serves as the Chief Executive Officer of the Company). Idealab charges the Company a fee based on the cost to Idealab of the specific services provided and these fees totaled $730,364 and $629,916 for the years ended December 31, 2017 and 2016, respectively. Office space and services are provided by Idealab under a services agreement which is cancelable by either party with 30 days written notice. Additionally, Idealab received 571,572 shares of restricted class A common stock at the inception of the Company in exchange for CEO services which vested monthly over a three year period. In June 2017 the Company granted 424,000 restricted Class A common shares to its CEO.

The Company's employees participate in Idealab's payroll benefit plans. Idealab charges the Company for payroll benefit costs paid on the Company's behalf. The Company's employees also participate in Idealab's defined contribution plan for the benefit of all of its eligible employees. Participants may contribute a portion of their compensation up to the Internal Revenue Service's annual contribution limit. The Company, within the guidelines of the Idealab plan, may make discretionary contributions to the plan. The Company has not made any contributions to the plan since its inception.

As more fully described in Exhibit B, Note 4, the Company has entered into secured convertible promissory notes with certain of its investors. At December 31, 2017 all of these notes had converted to equity.

During the year ended December 31, 2015 the Company paid $247,500 to an entity under the control of Idealab Holdings, LLC ("Company A") related to licensing energy conversion technologies and non-recurring engineering charges.

In December 2017 the Company made a convertible note investment of $60,000 into Company A. The convertible promissory note bears interest at 5% and matures two years from the date of issuance. No principal or interest payments are due prior to maturity. This investment is included in Other Assets (long-term) in the accompanying Balance Sheet. The convertible promissory notes are automatically convertible into shares of the Company A's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $500,000, excluding amounts converted for this convertible promissory note (a "Qualified Financing") at a price per share equal to the lesser of: (1) 80% of the lowest price in the Qualified Financing or (2) the price implied by dividing $8,000,000 (the "Valuation Cap") by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In both cases, the noteholder will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of Company A, the noteholder will have the option of payment of the outstanding principal, a premium of 50% of the outstanding principal and accrued interest or conversion into Company A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Company A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

During 2017 both the Company and Company A acquired minority ownership interests in a newly formed joint venture entity (the "Joint Venture"). Another owner of the Joint Venture is affiliated with a minority owner in the Company. In August 2017, the Company entered into a 10-year, royalty bearing, exclusive limited license with the Joint Venture to build, sell, service and operate solar energy generating plants which incorporate the Company's and Company A's intellectual property in a specified region. The licensing agreement required the Joint Venture to pay the Company a minimum royalty payment of $1,000,000 per year with any overage in a given year not carried over to subsequent years. The Company received the first year minimum royalty payment during the year ended December 31, 2017 and this amount is included in Deferred Licensing Revenue in the accompanying Balance Sheet and is being recognized as revenue in equal monthly amounts over the initial term of one year.

One of the Company's Series B convertible preferred stock investors is affiliated with the organization that administered the funded research and development grant that was awarded to the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Certain of the Company's officers and directors are affiliated with Idealab. Bill Gross and Tom McGovern, who are directors of the Company, are Idealab affiliates. Bill Gross, Marcia Goodstein, Craig Chrisney, and Deborah Chen, all of whom are officers of the Company, are employees of, or otherwise affiliated with, Idealab.

Mr. Gross and Idealab have entered into a Letter Agreement dated December 2, 2013 regarding invention assignments arising out of services provided by Mr. Gross to the Company. Marcia Goodstein (Secretary), Craig Chrisney (CFO and Treasurer), and Deborah Chen (Asst. Secretary), have not signed Invention Assignment Agreements; however none of these officers have had a direct and personal involvement in product development at the Company.

The Company has entered into development and supply agreements with Cool Energy, Inc. Idealab owns approximately 30% of the outstanding equity of Cool Energy, Inc.

The Company has entered into senior secured promissory notes with Idealab, the Company's largest shareholder.

OTHER INFORMATION

Bad Actor Disclosure

None


CERTIFICATION OF

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2017


I, Bill Gross, certify that the financial statements of Edisun Microgrids, Inc. included in this Form are true and complete in all material respects.



Bill Gross, CEO

EDISUN MICROGRIDS, INC.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2017, 2016 and 2015

EDISUN MICROGRIDS, INC.

TABLE OF CONTENTS

Page

Financial Statements as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017 and 2016 (unaudited):

Balance Sheets (unaudited)..1

Statements of Operations (unaudited) 2

Statements of Stockholders' Equity (Deficit) (unaudited) 3

Statements of Cash Flows (unaudited) 4

Notes to Financial Statements (unaudited)..5 - 20

EDISUN MICROGRIDS, INC.
BALANCE SHEETS (Unaudited)

	December 31,		
	2017	2016	2015
Assets:			
Current assets:			
Cash and cash equivalents……………………………………………	$ 689,212	$ 231,027	$ 2,538,434
Accounts receivable…………………………………………………	410,969	-	-
Prepaid expenses……………………………………………………	23,369	60,200	158,004
Total current assets………………………………………………	1,123,550	291,227	2,696,438
Fixed assets, net………………………………………………………	5,874	19,338	4,593
Intangible & other assets, net………………………………………	60,100	-	335
Total Assets………………………………………………………	$ 1,189,524	$ 310,565	$ 2,701,366
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable……………………………………………………	$ 6,263	$ 56,952	$ 26,964
Payable to related party……………………………………………	80,849	55,986	66,048
Accrued expenses……………………………………………………	46,738	1,526	51,732
Accrued compensation………………………………………………	-	2,711	-
Accrued interest……………………………………………………	10,745	1,368	-
Deferred licensing revenue…………………………………………	625,866	-	-
Secured promissory notes payable to shareholders………………	473,000	-	-
Convertible promissory notes payable to shareholders………………	-	647,919	-
Total current liabilities………………………………………………	1,243,461	766,462	144,744

Commitments and contingencies (Note 9)

Stockholders' Equity (Deficit)			
Convertible preferred stock, $0.001 par value, 23,646,039 shares authorized at December 31, 2017; 13,847,431 shares authorized at December 31, 2016 and 2015; 18,949,087, 13,627,016 and 13,192,674 shares issued and outstanding at Decmeber 31, 2017, 2016 and 2015, resp.; liquidation preference of $10,188,413, $6,303,982 and $6,003,995 at December 31, 2017, 2016 and 2015, resp.………………………………	9,944,578	6,215,204	5,915,204
Common stock, Class A, $0.001 par value; 33,000,000 shares authorized at December 31, 2017; 23,000,000 shares authorized at December 31, 2016 and 2015; 3,156,803, 2,032,419 and 1,023,759 shares issued and outstanding at December 31, 2017, 2016 and 2015, resp.…………………………………………………………………	3,156	2,032	1,024
Common stock, Class B, $0.001 par value; 1,000 shares authorized at December 31, 2017, 2016 and 2015; no shares issued or outstanding at December 31, 2016, 2015 and 2014………………………	-	-	-
Special stock, $0.001 par value; 1 share authorized, issued and outstanding at December 31, 2017, 2016 and 2015………………………	100	100	100
Additional paid-in capital……………………………………………	193,481	134,153	54,090
Accumulated deficit…………………………………………………	(10,195,252)	(6,807,386)	(3,413,796)
Total stockholders' equity (deficit)…………………………………..	(53,937)	(455,897)	2,556,622
Total Liabilities and Stockholders' Equity (Deficit)………………	$ 1,189,524	$ 310,565	$ 2,701,366

See accompanying notes to the financial statements.

EDISUN MICROGRIDS, INC.
STATEMENTS OF OPERATIONS (Unaudited)

	Year ended December 31,	
	2017	2016
Revenues:		
Trade revenues……………………………	$ 1,481,808	$ -
Grant income…………………………………	-	52,024
Total revenues………………………………	1,481,808	52,024
Operating expenses:		
Cost of good sold……………………………	1,257,617	-
Sales and marketing………………………...	450,873	413,109
Research and development………………...	2,141,930	2,315,860
General and administrative…………………	909,237	714,314
Total operating expenses…………………	4,759,657	3,443,283
Operating loss………………………………	(3,277,849)	(3,391,259)
Other income (expense), net:		
Interest income……………………………..	337	369
Interest expense…………………………….	(109,554)	(1,900)
Loss before income taxes…………………	(3,387,066)	(3,392,790)
Income tax expense……………………….	(800)	(800)
Net loss……………………………………...	$ (3,387,866)	$ (3,393,590)

See accompanying notes to the financial statements.

EDISUN MICROGRIDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

	Convertible Preferred Stock		Common Stock - Class A		Special Stock		Additional Paid-In Capital	Accum. Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2015	13,192,674	$ 5,915,204	1,023,759	$ 1,024	1	$ 100	$ 54,090	$ (3,413,796)	$ 2,556,622
Exercise of stock options	-	-	225,000	225	-	-	17,776	-	18,001
Issuance of Series B convertible preferred stock	434,342	300,000	-	-	-	-	-	-	300,000
Common stock issued to convertible note holders	-	-	783,660	783	-	-	38,400	-	39,183
Stock-based compensation	-	-	-	-	-	-	23,887	-	23,887
Net loss	-	-	-	-	-	-	-	(3,393,590)	(3,393,590)
Balance at December 31, 2016	13,627,016	$ 6,215,204	2,032,419	$ 2,032	1	$ 100	$ 134,153	$ (6,807,386)	$ (455,897)
Exercise of stock options	-	-	8,334	8	-	-	2,492	-	2,500
Common stock issued to convertible note holders	-	-	144,786	145	-	-	7,095	-	7,239
Restricted stock grant to related party	-	-	424,000	424	-	-	8,056	-	8,480
Series B convertible preferred stock transactions:									
Issuance for cash	2,171,800	1,499,997	-	-	-	-	-	-	1,499,997
Issuance for conversion of promissory notes	1,174,929	811,488	-	-	-	-	-	-	811,488
Beneficial conversion feature	-	-	547,264	547	-	-	10,398	-	10,945
Issuance of Series C convertible preferred stock	1,975,342	1,417,889	-	-	-	-	-	-	1,417,889
Stock-based compensation	-	-	-	-	-	-	31,288	-	31,288
Net loss	-	-	-	-	-	-	-	(3,387,866)	(3,387,866)
Balance at December 31, 2017	18,949,087	$ 9,944,578	3,156,803	$ 3,156	1	$ 100	$ 193,481	$ (10,195,252)	$ (53,936)

See accompanying notes to the financial statements.

4

EDISUN MICROGRIDS, INC.
STATEMENTS OF CASH FLOWS (Unaudited)

	Year Ended December 31,	
	2017	2016
Cash flows from operating activities:		
Net loss...	$ (3,387,866)	$ (3,393,590)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization expense.......................	16,402	11,060
Stock based compensation......................................	31,288	23,887
Non-cash interest expense.....................................	65,847	-
Changes in operating assets and liabilities:		
Accounts receivable..	(410,969)	-
Prepaid expenses...	36,831	97,804
Other assets...	(60,100)	-
Accounts payable...	(50,689)	29,988
Payable to Related Party.......................................	24,863	277,040
Accrued expenses...	45,212	(50,206)
Accrued compensation..	(2,711)	2,711
Accrued interest...	33,763	1,368
Deferred licensing revenue.....................................	625,866	-
Net cash used in operating activities........................	(3,032,263)	(2,999,938)
Cash flows from investing activities:		
Purchase of fixed assets..	(2,938)	(25,470)
Net cash used in investing activities..........................	(2,938)	(25,470)
Cash flows from financing actvities:		
Proceeds from issuance of notes payable.......................	473,000	-
Proceeds from issuance of convertible notes...................	100,000	400,000
Proceeds from issuance of convertible preferred stock.........	2,917,886	300,000
Proceeds from issuace of common stock........................	2,500	18,001
Net cash provided by financing activities....................	3,493,386	718,001
Net increase (decrease) in cash and cash equivalents...........	458,185	(2,307,407)
Cash and cash equivalents at beginning of year.................	231,027	2,538,434
Cash and cash equivalents at end of year......................	$ 689,212	$ 231,027
Supplemental cash flow information:		
Cash paid for:		
Interest..	$ -	$ -
Income taxes..	$ -	$ 800
Conversion of notes payable and accrued interest		
to convertible preferred stock.....................................	$ 811,488	$ -
Conversion of payable to related party to convertible		
promissory notes payable...	$ -	$ 287,102
Issuance of common stock for convertible notes.............	$ -	$ 39,183

See accompanying notes to the financial statements.

5

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

1.   Nature of Business

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing, developing and marketing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2017, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $10,195,252 at December 31, 2017. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company commenced principal operations in early 2017 as its first product offering became commercially available and began generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

2.   Summary of Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Basis of Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting. The Company has adopted the calendar year as its basis of reporting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in operating bank accounts and money market accounts and therefore the carrying amount approximates fair value. The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company primarily maintains its cash balances with financial institutions in federally insured accounts. The Company may from time to time have cash in banks in excess of FDIC insurance limits. The Company has not experienced any losses to date resulting from this practice. The Company mitigates its risk by maintaining the majority of its cash and equivalents with high quality financial institutions.

With respect to accounts receivable, the Company generally does not require collateral or other security against accounts receivable and periodically evaluates whether a reserve for potential credit losses is necessary**.** No allowance for doubtful accounts was recorded at December 31, 2017 based on an evaluation of the collectability of the Company's outstanding accounts receivable. Accounts receivable in the accompanying balance sheet is comprised of amounts billed to a single customer.

Fixed Assets

Fixed assets are recorded at cost. Provisions for depreciation are based on the estimated useful lives using the straight-line method. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repairs and maintenance are expensed as incurred. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets might not be recoverable.

Fair Value Measurements

The Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The three levels of the fair value hierarchy are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, some discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company recognizes transfers between levels as if the transfers occurred on the last day of the reporting period.

The fair value of the Company's cash and cash equivalents balances, which are equal to their book value, are determined using level 1 inputs at December 31, 2017, 2016 and 2015.

Revenues

The Company derives revenues from the sale of energy generating systems and related hardware and the license of its software technology.

For the year ended December 31, 2016, the Company recognized as revenue amounts earned from funded research and development grants for a potential solar project.

Development agreements – The Company enters into agreements to develop and improve solar energy generating systems using its proprietary hardware and software technology. The Company considers these contracts to be within the scope of ASC 605-35 *Construction-Type and Production-Type Contracts*. The Company recognizes revenue for such contracts using the percentage-of-completion method of accounting. Under this method revenue is recognized as work is performed based on specific output milestones. Since the Company is generally delivering a tangible consumer product to the customer at various stages of development management considers specific output milestones to be the best available measure of progress on the contracts.

Contract costs for development agreements generally include third party contract costs. Management prepares detailed budgets at the inception of its development agreements and monitors the time, effort and progress toward meeting each output milestone. Provisions for estimated losses on uncompleted development agreements, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. A loss provision was necessary during the year ended December 31, 2017 requiring the accrual of $7,468. The Company's performance on the contract was substantially complete at December 31, 2017. Changes in contract costs and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

Licensing agreements – Revenues earned from licensing agreements are recognized ratably over the term of the related license.

Research and Software Development Costs

Research and development costs are expensed as incurred. Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefit will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material and accordingly no costs have been capitalized.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

Stock-Based Compensation

The Company recognizes compensation expense related to employee option grants in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718").

ASC 718 requires companies to estimate the fair value of stock option awards on the grant date using an option pricing model. Employee stock-based compensation recognized in the Company's financial statements is measured using the Black-Scholes option pricing model for estimating the fair value of options granted under the Company's stock option plan. The Company has elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation on a straight-line basis over the requisite service period. The assumptions that were used to calculate the grant date fair value of the Company's employee and non-employee stock option grants for the years ended December 31, 2016 and 2015 were as follows:

	2017	2016
Risk-free interest rate	1.9%	1.5%
Expected term (in years)	5.9	5.9
Dividend yield	0%	0%
Expected volatility	57%	60%
Weighted-ave. estimated fair value	$ 0.01	$ 0.17

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. In estimating the expected term for options granted to employees during the years ended December 31, 2017 and 2016, the Company applied the simplified method from Staff Accounting Bulletin ("SAB") Topic No. 14, *Share-Based Payments* as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public companies common stock for a period equal to the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends to its stockholders, and the Company does not anticipate paying any cash dividends in the foreseeable future.

As stock-based compensation expense recognized in the Company's statement of operations for the year ended December 31, 2017 and 2016 is based on awards ultimately expected to vest, the amount has been reduced by actual forfeitures. With the adoption of ASU 2016-09, the Company accounts for forfeitures as they occur.

For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of third-party valuation specialists utilizing Level 3 valuation inputs. The determination of stock-based compensation is inherently uncertain and subjective

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.

Income Taxes

Income taxes are accounted for using the asset and liability method whereby deferred income tax assets and liabilities are recognized based on the differences between the financial statement reporting and tax bases of the Company's assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when available evidence indicates that it is more likely than not that all or a portion of the net deferred income tax assets will not be realized.

Risks and Uncertainties

As of December 31, 2017, the Company continues the development of its product offerings and has not yet commenced full scale operations nor generated consistent revenue. The Company's activities since inception have consisted primarily of research and product development and efforts to raise capital. Once the Company commences its planned principal operations it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates these estimates and judgments, including those related to income taxes and assumptions used in valuing stock-based compensation instruments. The Company bases these estimates on historical and anticipated results, and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

3. Balance Sheet Amounts

		December 31,				
		2017		2016		2015
Fixed assets:						
Computer hardware………………………..	$	12,471	$	9,533	$	4,793
Computer software……………………....		10,995		10,995		-
Machinery & equipment………………….		9,735		9,735		-
Less: accumulated depreceation…………		(27,327)		(10,925)		(200)
Fixed assets, net……………………….	$	5,874	$	19,338	$	4,593

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $16,402, $10,725 and $200, respectively.

		December 31,				
		2017		2016		2015
Intangible assets:						
Domain name……………………………….	$	4,130	$	4,130	$	4,130
Less: accumulated amortization………….		(4,130)		(4,130)		(3,795)
Domain name, net……………………….	$	-	$	-	$	335

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $0, $335 and $1,380, respectively.

4. Notes Payable to Shareholders

2017 Secured Promissory Note Issuances:

In 2017 the Company issued secured promissory notes to two existing shareholders in the aggregate amount of $473,000. The notes bear simple interest at the rate of 1% per month and mature approximately 6 months from the date of issuance. The notes are secured by the Company's accounts receivable and are payable upon collection of specific accounts receivable.

2016 - 2017 Convertible Note Issuances:

In December 2016 and January 2017 the Company issued five notes to shareholders with a total principal balance of $787,102. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and in some cases additional shares of common stock, upon the first private equity sale of at least $500,000 (a "Qualified Financing") at a price per share equal to the lesser of: (1) the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In the case of the latter price being used, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan.

In addition, as consideration for entering into the convertible promissory notes, the Company issued the noteholders 783,660 shares of Class A common stock in 2016 and 144,786 shares of Class A common shares in January 2017. The common stock had a total fair value of $46,422 on the respective dates of issuance which has been classified as a discount on the convertible promissory notes payable in the accompanying balance sheet. The debt discount is being amortized to interest expense over the term of the convertible promissory notes payable and therefore is included in interest expense for the year ended December 31, 2017.

In June 2017 these notes and $24,386 of accrued interest were converted into shares of Series B convertible preferred stock. An additional 547,264 Class A common shares were issued to the convertible note holders based on the note terms which included a $10,000,000 pre-money valuation cap upon the next round of financing. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $10,945, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2017. See additional information including the terms of the Series B convertible preferred stock in Note 5 below.

2015 Convertible Note Issuances:

In September and October 2015 the Company issued seven notes to shareholders with a total principal balance of $1,558,406. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $3,000,000, including amounts converted for these convertible promissory notes (a "Qualified Financing") at a price per share equal to the lesser of: (1) 90% of the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional options as necessary to achieve an unallocated option pool of at least 20%. In both cases, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional options as necessary to achieve an unallocated option pool of at least 20%. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

In December 2015 the Company completed its Series B preferred stock financing which met the criteria of a Qualified Financing and converted the aggregate principal balance of the convertible promissory notes plus accrued interest of $20,600 into 2,286,188 shares of Series B preferred stock. Additionally, note holders were issued 254,018 shares of Class A common stock representing the 10% discount to the Series B purchase price. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $22,862, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2015.

5. Capitalization

Convertible Preferred Stock

Convertible preferred stock consists of the following:

	Series Seed	Series A	Series B	Series C	Total
Authorized shares:					
December 31, 2017.................	4,000,000	4,779,897	8,587,022	6,279,120	23,646,039
December 31, 2016.................	4,000,000	4,779,897	5,067,534	-	13,847,431
December 31, 2015.................	4,000,000	4,779,897	5,067,534	-	13,847,431
Issued and outstanding shares:					
December 31, 2017.................	4,000,000	4,662,290	8,311,455	1,975,342	18,949,087
December 31, 2016.................	4,000,000	4,662,290	4,964,726	-	13,627,016
December 31, 2015.................	4,000,000	4,662,290	4,530,384	-	13,192,674
Liquidation Preference:					
December 31, 2017.................	$ 100,000	$ 2,774,995	$5,740,473	$1,572,945	$10,188,413
December 31, 2016.................	$ 100,000	$ 2,774,995	$3,428,987	$ -	$ 6,303,982
December 31, 2015.................	$ 100,000	$ 2,774,995	$3,129,000	$ -	$ 6,003,995

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of the convertible preferred stock as of December 31, 2017:

Conversion rights - Each share of preferred stock is convertible, at the holder's option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, both as defined in the Company's Amended and

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

Restated Certificate of Incorporation. At December 31, 2017, the original issue price and conversion price

is $0.025, $0.5952, $0.69067 and $0.79629 per share for Series Seed, Series A, Series B, and Series C respectively, such that each share of preferred stock is convertible into Class A common stock on a one to one basis. In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price in effect on the date of such issuance, the conversion price will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti-dilution provisions. Preferred stock will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $20,000,000 at a per share price of not less than the price determined by dividing $100,000,000 by the number of Class A common shares outstanding immediately prior to closing an IPO ("Qualified IPO") or upon the consent of a majority of each series of convertible preferred stock voting as a single class. The Company is required to reserve and keep available, out of its authorized but unissued shares of Class A common stock, 23,646,039 shares for the conversion of Series Seed, Series A, Series B and Series C.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series Seed, Series A, Series B and Series C convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.5952, $0.69067 and $0.79629 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be distributed ratably to the holders of Class A common stock and Special Stock.

A liquidation event is deemed to include the Company's sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company's voting power. The preferred stockholders can waive this "deemed" liquidation preference by a majority vote.

Voting rights - The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company's Amended and Restated Certificate of Incorporation include certain provisions which require a vote of at least a majority of preferred stockholders voting as a single class with respect to certain actions of the Board of Directors including: (1) effecting an amendment or waiver of any of the provisions of the Company's certificate of incorporation or bylaws (including pursuant to a merger); (2) declaring or paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Company's Board of Directors); (6) authorize any debt security in excess of $100,000; (7) effect a change in the size of the Board of Directors, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends - The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board of Directors. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common and Special Stock

The Company is authorized to issue Class A and Class B common stock and Special Stock. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder's actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors. Since the inception of the Company 1 share of Special Stock was held by Idealab Holdings, LLC (see Note 8 Related Parties).

The Special Stock can be converted at any time, at the option of the holder, into 1 share of Class A common stock. Upon the closing of a Qualified IPO, the Special Stock will automatically convert into that number of shares of Class B common stock representing 80% of the total voting power of the Company after the public offering (including those shares of Class A stock already held by the holder of the Class B common stock). The Special Stock and Class B common stock will automatically convert into 1 share of Class A common stock upon: (1) the transfer of the Special Stock or Class B common stock to any person or entity other than Idealab or any of its wholly or majority owned subsidiaries or (2) the failure of Idealab or any of its wholly or majority owned subsidiaries to own or control at least 10% of the outstanding shares of Class A common stock of the Company, on an as converted basis.

No dividends shall be paid on the Class B common stock or the Special Stock in any year.

The Company incurred $155,064 of legal costs and other fees in connection with the Company's Series C convertible preferred stock financing. These costs have been included as a reduction of convertible preferred stock in the accompanying balance sheet for the year ended December 31, 2017.

See note 10, Subsequent Events, for a description of additional Series C preferred stock issue after December 31, 2017.

6.   Stock Option Plan and Stock-Based Compensation

The Company is authorized to issue up to 4,845,346 shares of its Class A common stock pursuant to the 2013 Stock Option Plan (the "2013 Plan"). As of December 31, 2017, 2,566,175 options are available for grant under the 2013 Plan. The purpose of the 2013 Plan is to incent employees, directors and consultants who render services to the Company by providing opportunities to purchase stock in the Company. Restricted stock awards and units may also be granted under the terms of the 2013 Plan; however, as of December 31, 2016 none have been issued.

The Company's Board of Directors administers the 2013 Plan, selects the individuals to whom options will be granted, determines the number of options to be granted and the term and exercise price of each option and the vesting pattern. Options granted pursuant to the terms of the 2013 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant or 110% for incentive stock options issued to a ten percent or more stockholder of the Company. The term of the options granted under the 2013 Plan cannot be greater than ten years; five years for incentive stock options granted to a ten percent or more stockholder of the Company. Options granted generally vest twenty-five percent on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

The following table summarizes stock option activity for the years ended December 31, 2017 and 2016:

	Number of Options	Weighted Ave Ex. Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2015	1,009,414	$ 0.08	8.6	$ 10,770
Granted	824,001	$ 0.30		
Exercised	(225,000)	$ 0.08		
Canceled/forfeited	(793,414)	$ 0.14		
Outstanding at December 31, 2016	815,001	$ 0.24	8.9	$ 46,021
Granted	1,400,000	$ 0.02		
Exercised	(8,334)	$ 0.30		
Canceled/forfeited	(172,692)	$ 0.13		
Outstanding at December 31, 2017	2,033,975	$ 0.10	8.9	$ 629
Vested and exercisable as of December 31, 2017 and expected to vest thereafter	2,033,975	$ 0.10	8.6	$ 629
Vested and exercisable as of December 31, 2017 and expected	444,930	$ 0.20	6.0	$ 629

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common stock and the option exercise price, multiplied by the number of in-the-money options. The intrinsic value changes are based on the estimated fair value of the Company's common stock. At December 31, 2017, total remaining stock-based compensation expense for unvested awards is $58,320, which is expected to be recognized over a weighted-average period of 1.3 years.

There was no tax benefit realized for the tax deductions from stock options exercised during the years ended December 31, 2017 and 2016.

7.   Income Taxes

The Company files a stand-alone tax return for federal income tax purposes. Since inception the Company has been part of the Idealab combined income tax reporting group for state income tax purposes. Therefore, tax attributes are apportioned to the Company by Idealab in accordance with state apportionment rules. The Company is a party to an income tax sharing agreement with Idealab whereby tax benefits are allocated to the Company as if they had filed on a stand-alone basis. Pursuant to the tax sharing agreement the Company will be reimbursed for its allocated tax benefit of net operating losses that were not made available to the Company based on usage or state apportionment rules. Reimbursement under the tax sharing agreement will be due at the time that such allocated losses would have otherwise been utilizable by the Company on a stand-alone basis.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

For financial statement reporting purposes, the consolidated amount of current and deferred income tax expense for a group that files a combined state income tax return is allocated among the members of the group when those members issue separate financial statements. The Company's income tax provision for state tax purposes has been computed as if the Company were a separate entity from Idealab.

As a result of net operating losses and the inability to record a benefit for its deferred income tax assets, the Company has not recorded a provision for income taxes other than minimum taxes due in the Company's state of operation.

The Company's deferred tax assets and liabilities as of December 31, 2017, 2016 and 2015 consist of the following:

| | December 31, | | |
	2017	2016	2015
Deferred income tax assets:			
Net operating losses……………………………	$ 2,107,445	$ 2,285,094	$ 1,139,780
Other timing differences………………………	5,825	4,846	3,022
Total gross deferred income tax assets….	2,113,270	2,289,940	1,142,802
Deferred income tax liabilities………………	-	-	-
Less: valuation allowance………………………	(2,113,270)	(2,289,940)	(1,142,802)
Net deferred income tax assets……………..	$ -	$ -	$ -

The Company has recorded a full valuation allowance against its net deferred income tax assets at December 31, 2017, 2016 and 2015 as management has determined, after evaluating all positive, negative, historical and prospective evidence that it is more likely than not that these assets will not be realized. The net decrease in the valuation allowance for deferred income tax assets of $176,670 for the year ended December 31, 2017 is primarily due to the decrease in federal corporate income tax rates that was enacted in 2017. The increase in the valuation allowance for deferred income tax assets of $1,147,138 for the year ended December 31, 2016 was primarily due to additional net operating losses generated by the Company. The Company's effective income tax rate differs from the federal statutory income tax rate of 21% due primarily to the valuation allowance on deferred tax assets.

The Company had federal and state net operating loss carryforwards at December 31, 2017 of approximately $9,984,671. These federal and state net operating loss carryforwards begin to expire in 2033. The utilization of these tax benefits may be further limited under Section 382 of the Code based on additional changes in the ownership of the Company. These limitations could significantly impact the timing and amount of future income tax obligations, if any.

At December 31, 2017, 2016 and 2015, the Company has no significant unrecognized tax positions. The Company's policy is to recognize interest and penalties, if any, related to uncertain tax positions as a component of income tax expense. For the years ended December 31, 2017 and 2016, the Company did not recognize any interest or penalties for uncertain tax positions. The Company is currently not under examination by the United States Internal Revenue Service or any other state, city or local jurisdiction. As such, the Company is subject to the standard statutes of limitations by the relevant tax authorities for federal and state purposes. The Company remains subject to federal and state tax examinations by tax authorities for all tax years ended since inception.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

8.   Related Party Transactions

The Company rents office space and receives a variety of overhead services from Idealab. Such services include accounting, human resources, legal, information technology, marketing and public relations and certain executive services (the Chief Executive Officer of Idealab also serves as the Chief Executive Officer of the Company). Idealab charges the Company a fee based on the cost to Idealab of the specific services provided and these fees totaled $730,364 and $629,916 for the years ended December 31, 2017 and 2016, respectively. Office space and services are provided by Idealab under a services agreement which is cancelable by either party with 30 day's written notice. Additionally, Idealab received 571,572 shares of restricted class A common stock at the inception of the Company in exchange for CEO services which vested monthly over a three year period. In June 2017 the Company granted 424,000 restricted Class A common shares to its CEO.

The Company's employees participate in Idealab's payroll benefit plans. Idealab charges the Company for payroll benefit costs paid on the Company's behalf. The Company's employees also participate in Idealab's defined contribution plan for the benefit of all of its eligible employees. Participants may contribute a portion of their compensation up to the Internal Revenue Service's annual contribution limit. The Company, within the guidelines of the Idealab plan, may make discretionary contributions to the plan. The Company has not made any contributions to the plan since its inception.

As more fully described in Note 4, the Company has entered into secured convertible promissory notes with certain of its investors. At December 31, 2017 all of these notes had converted to equity.

During the year ended December 31, 2015 the Company paid $247,500 to an entity under the control of Idealab Holdings, LLC ("Company A") related to licensing energy conversion technologies and non-recurring engineering charges.

In December 2017 the Company made a convertible note investment of $60,000 into Company A. The convertible promissory note bears interest at 5% and matures two years from the date of issuance. No principal or interest payments are due prior to maturity. This investment is included in Other Assets (long-term) in the accompanying Balance Sheet. The convertible promissory notes are automatically convertible into shares of the Company A's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $500,000, excluding amounts converted for this convertible promissory note (a "Qualified Financing") at a price per share equal to the lesser of: (1) 80% of the lowest price in the Qualified Financing or (2) the price implied by dividing $8,000,000 (the "Valuation Cap") by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In both cases, the noteholder will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of Company A, the noteholder will have the option of payment of the outstanding principal, a premium of 50% of the outstanding principal and accrued interest or conversion into Company A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Company A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of Company A, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

During 2017 both the Company and Company A acquired minority ownership interests in a newly formed joint venture entity (the "Joint Venture"). Another owner of the Joint Venture is affiliated with a

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2017, 2016 and 2015 and for the years ended
December 31, 2017 and 2016

minority owner in the Company. In August 2017, the Company entered into a 10-year, royalty bearing, exclusive limited license with the Joint Venture to build, sell, service and operate solar energy generating plants which incorporate the Company's and Company A's intellectual property in a specified region. The licensing agreement required the Joint Venture to pay the Company a minimum royalty payment of $1,000,000 per year with any overage in a given year not carried over to subsequent years. The Company received the first year minimum royalty payment during the year ended December 31, 2017 and this amount is included in Deferred Licensing Revenue in the accompanying Balance Sheet and is being recognized as revenue in equal monthly amounts over the initial term of one year.

One of the Company's Series B convertible preferred stock investors is affiliated with the organization that administered the funded research and development grant that was awarded to the Company.

9.   Commitments and Contingencies

From time to time the Company may be involved in disputes that have arisen in the ordinary course of business. Management believes the ultimate resolution of these disputes will not have a material adverse impact on the Company's results of operations, financial position or cash flows.

The Company has entered into contractual agreements with certain customers, which include provisions for indemnifying the customer against losses, expenses and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary rights of a third party. Additionally, in the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. The Company has also agreed to indemnify directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of its contractual agreements. To date, the Company has not had to reimburse any of its counterparties for any losses related to these indemnification provisions and no claims are outstanding as of December 31, 2017.

The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

10.   Subsequent Events

The Company has evaluated subsequent events through April 13, 2018, the date the financial statements were issued.

In January 2018, the Company's Certificate of Incorporation was amended to authorize the Company to issue up to 60,530,776 shares of stock, designated as 35,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 25,529,775 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock, 8,587,022 shares of Series B convertible preferred stock, 3,139,560 shares of Series C convertible preferred stock and 5,023,296 shares of Series C-1 convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the Series C and Series C-1 preferred stock are similar and are described in Note 5.

In January 2018, the Company issued 717,974 shares of Series C convertible preferred stock and 627,912 shares of Series C-1 convertible preferred stock at a price of $0.79629 per share. The terms of the Series C convertible preferred stock are described in Note 5 above. The terms of the Series C-1 convertible preferred stock are similar to those of the Series C convertible preferred stock.

In January 2018 a former employee of the Company exercised an option to purchase 57,157 shares of Class A common stock and paid the Company the total strike price of $572.

In March 2018 the Company issued 250,000 restricted shares of Class A common stock to a Series C investor which is also an entity controlled by its CEO and a Board member of Idealab. These shares were issued pursuant to an advisory agreement and vest monthly over a period of one year.

In April 2018 the Company issued 313,956 shares of its Series C-1 convertible preferred stock to an investor for $250,000 in cash.